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02006923

# U.S. SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

RECEIVED FEB 28 2002

| | FACING PAGE | |
|---|---|---|
| Annual Audited Report Form X-17A-5—Part III | Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder | SEC File No. 8- 1-5204 |

**REPORT FOR THE PERIOD BEGINNING** January 1, 2001 **AND ENDING** December 31, 2001
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

**Name of Broker-Dealer:**
U.S. Bancorp Piper Jaffray Inc.

**Official Use Only**

Firm ID No.

**Address of Principal Place of Business:**
**(Do not use P.O. Box No.)**

800 Nicollet Mall
**(No. and Street)**

| Minneapolis | Minnesota | 55402 |
|---|---|---|
| **(City)** | **(State)** | **(Zip Code)** |

**Name and Telephone Number of Person to Contact in Regard to This Report**

Timothy L. Carter (612) 303-5607
**(Area Code—Telephone Number)**

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT** whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
**(Name—if individual, state last, first, middle name)**

| 650 Third Avenue South | Minneapolis | Minnesota | 55402 |
|---|---|---|---|
| **(Address)** | **City** | **State** | **(Zip Code)** |

***Check One:***
✓ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

***For Official Use Only***

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**SEC 1410 (3.91)**

# OATH OR AFFIRMATION

I, *Sandra G. Sponem,* swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ***U.S. Bancorp Piper Jaffray Inc.*** as of ***December 31, 2001*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Officers' and directors' accounts:

| | |
|---|---|
| Receivables | $ 82,957 |
| Payables | $1,053,780 |

Sandra G. Sponem

**Signature**

BRENDA M. CICH
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

Managing Director and Chief Financial Officer

**Title**

Brenda M. Cich

**Notary Public**

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ___ (c) Statement of Income (Loss).
- ___ (d) Statement of Changes in Financial Condition.
- ___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ___ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3)*

# U.S. Bancorp Piper Jaffray Inc.
## Index to Statement of Financial Condition



**PricewaterhouseCoopers LLP**
650 Third Avenue South
Park Building
Suite 1300
Minneapolis MN 55402-4333
Telephone (612) 596 6000
Facsimile (612) 373 7160

**Report of Independent Accountants**

To the Board of Directors and Stockholder of
U.S. Bancorp Piper Jaffray Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of U.S. Bancorp Piper Jaffray Inc. (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of the statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2002

# U.S. Bancorp Piper Jaffray Inc.
## Statement of Financial Condition
## December 31, 2001

| Assets | | |
|---|---|---|
| Cash and due from affiliated banks | | $ 25,787,613 |
| Receivables: | | |
| Customers, net of allowance of $10,939,966 | | 661,496,280 |
| Brokers, dealers and clearing organizations | | 440,330,423 |
| Good faith and clearing deposits | | 14,657,632 |
| Securities purchased under agreements to resell | | 162,075,294 |
| Trading securities owned, at fair value | $ 115,971,813 | |
| Trading securities owned, pledged to creditors | 324,389,155 | |
| Trading securities owned, at fair value | | 440,360,968 |
| Fixed assets, at cost, net of accumulated depreciation and amortization of $73,102,065 | | 83,348,117 |
| Other receivables | | 105,201,688 |
| Goodwill, net of accumulated amortization of $62,645,022 | | 305,635,442 |
| Other assets | | 199,382,341 |
| Total assets | | $ 2,438,275,798 |

| Liabilities and Stockholder's Equity | |
|---|---|
| Short-term financing from affiliates | $ 349,370,332 |
| Payables: | |
| Customers | 257,007,308 |
| Checks and drafts | 94,923,494 |
| Brokers, dealers and clearing organizations | 308,072,530 |
| Affiliates, net | 20,233,847 |
| Trading securities sold, but not yet purchased, at fair value | 184,208,247 |
| Accrued compensation | 141,359,855 |
| Other liabilities and accrued expenses | 179,322,409 |
| | 1,534,498,022 |
| Subordinated debt - affiliate | 475,000,000 |
| Stockholder's equity: | |
| Preferred stock, $1,000 par value; 3,000 shares authorized, none issued and outstanding | - |
| Common stock, $2,500 par value; 1,000 shares authorized, 459 shares issued and outstanding | 1,146,990 |
| Additional paid-in capital | 438,406,099 |
| Retained earnings | (10,775,313) |
| Total stockholder's equity | 428,777,776 |
| Total liabilities and stockholder's equity | $ 2,438,275,798 |

The accompanying notes are an integral part of the statement of financial condition.

## 1. Organization and Summary of Significant Accounting Policies

### Organization

U.S. Bancorp Piper Jaffray Inc. (the Company) is a wholly-owned subsidiary of U.S. Bancorp Piper Jaffray Companies Inc. (the Parent), which is a subsidiary of U.S. Bancorp (USB). On February 27, 2001, Firstar Corporation (Firstar) merged with the former U.S. Bancorp (USBM) and assumed the name U.S. Bancorp. The Company is a self-clearing securities broker/dealer and investment banking firm. As such, the Company trades and effects transactions in listed and unlisted equity and fixed income securities, underwrites and conducts secondary trading in corporate and municipal securities, sells mutual fund shares, acts as a broker of option contracts, and provides various other financial services.

### Securities Transactions

Principal securities transactions are recorded on a trade-date basis. Customer receivables and payables are recorded on a settlement-date basis.

### Securities Borrowed and Loaned

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivable from and payable to other brokers and dealers. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities borrowed and loaned transactions and is included in other assets and other liabilities and accrued expenses on the statement of financial.

### Good Faith and Clearing Deposits

Good faith and clearing deposits primarily consist of U.S. Government securities which are held at the clearing organizations and are available for hypothecation. See Note 7 for additional information.

### Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold. It is the Company's policy to take possession of securities purchased under agreements to resell. Counterparties are principally primary dealers of U.S. Government securities and financial institutions. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. Interest is accrued on resale contracts and is included in other assets and other liabilities and accrued expenses on the statement of financial condition.

### Trading Securities

Trading securities owned and trading securities sold but not yet purchased are stated at fair value and are generally readily marketable. Fair value is based on published market prices or other relevant factors including dealer price quotations and valuation pricing models, which take into account time value and volatility factors underlying the securities.

**Fixed Assets**
Fixed assets include office equipment, software and leasehold improvements. Depreciation of office equipment and software is provided using a straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the asset's estimated useful life or the life of the lease, whichever is shorter.

**Goodwill**
Amortization of goodwill associated with acquisitions is provided using a straight-line method over a maximum useful life of 25 years. The recoverability of goodwill is evaluated if events or circumstances indicate a possible inability to realize the carrying amount.

**Other Receivables**
Included in other receivables are forgivable loans made to investment executives and other revenue-producing employees, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized using the straight-line method over the term of the loan, which is generally three to five years.

**Other Assets**
Included in other assets are investments that the Company makes primarily to fund deferred compensation liabilities for certain key employees. Investments are carried at estimated fair value based on published market quotes. In the event a security is thinly traded or the market price is not readily available for an investment, management estimates fair value using other valuation methods depending on the type of security and related market.

Net deferred tax assets are also included in other assets. See Note 11 for additional information.

**Fair Value of Financial Instruments**
At December 31, 2001, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value because they are short-term in nature or reprice frequently.

**Accounting Changes**
Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, establishes accounting and reporting standards for derivative instruments and criteria for designation and effectiveness of hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The changes in the fair value of the derivatives are recognized currently in earnings unless specific hedge accounting criteria are met. If the derivative qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged. The Company adopted SFAS 133 as of January 1, 2001. The adoption of this statement does not have a material effect on the Company's financial condition or results of operations.

SFAS No. 141, *Business Combinations* mandates the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142, *Goodwill and Other Intangible Assets* addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The Company is required to adopt SFAS 142 on January 1, 2002. The most significant changes made by SFAS 142 are that goodwill and indefinite lived intangible assets will no longer be amortized and will be tested for impairment at least annually. The Company will apply the amortization provisions of SFAS 142 during the first quarter of 2002. Because 100 percent of goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on the Company's net capital will not be significant.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Receivable from and Payable to Other Brokers and Dealers

Amounts receivable from brokers and dealers other than correspondents include:

| | |
|---|---|
| Receivable arising from unsettled securities transactions, net | $ 49,242,835 |
| Deposits paid for securities borrowed | 30,886,014 |
| Receivable from clearing organizations | 24,050,613 |
| Securities failed to deliver | 306,915,654 |
| Commission receivable | 10,952,491 |
| Other | 18,282,816 |
| Total receivable | $ 440,330,423 |

Amounts payable to brokers and dealers other than correspondents include:

| | |
|---|---|
| Deposits received for securities loaned | $ 98,325,370 |
| Securities failed to receive | 201,039,133 |
| Other | 8,708,027 |
| Total payable | $ 308,072,530 |

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the related securities.

## 3. Receivable from and Payable to Customers

Amounts receivable from customers include:

| | |
|---|---|
| Cash accounts | $ 173,785,326 |
| Margin accounts | 487,710,954 |
| Total receivable | $ 661,496,280 |

Amounts payable to customers include:

| | |
|---|---|
| Cash accounts | $ 234,409,512 |
| Margin accounts | 22,597,796 |
| Total payable | $ 257,007,308 |

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the financial statements. Margin loan receivables earn interest at floating interest rates.

Payable to customers primarily consists of customer funds pending completion of securities transactions and customer funds on deposit.

## 4. Trading Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2001, trading securities owned (including those pledged to creditors) and trading securities sold, but not yet purchased, are as follows:

| | |
|---|---|
| Owned: | |
| Corporate securities: | |
| Equity | $ 54,486,095 |
| Fixed income | 129,077,809 |
| Government securities | 103,227,860 |
| Municipal securities | 153,569,204 |
| | $ 440,360,968 |
| Sold but not yet purchased: | |
| Corporate securities: | |
| Equity | $ 12,665,993 |
| Fixed income | 52,136,476 |
| Government securities | 119,108,870 |
| Municipal securities | 296,908 |
| | $ 184,208,247 |

Securities owned, pledged to creditors represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

## 5. Borrowings

The Company has uncommitted credit agreements with affiliates totaling $1,300,000,000, composed of a $600,000,000 unsecured line from USB and a $700,000,000 secured line from U.S. Bank National Association (USBNA), an affiliate bank, borrowings under which are to be collateralized by securities held in customers' margin accounts and trading securities owned. In addition, the Company has a $45,000,000 letter of credit with USBNA supporting customer activity at the Options Clearing Corporation. At December 31, 2001, the Company had unsecured borrowings of $270,000,000 and secured borrowings of $79,370,332. The secured borrowings and the letter of credit were collateralized with $324,389,155 of trading securities owned. An additional $950,629,668 of credit was available on the affiliate credit lines at December 31, 2001.

The Company has executed subordinated debt agreements with its Parent which satisfy provisions of Appendix D of Securities Exchange Act Rule 15c3-1 and have been approved by the New York Stock Exchange, Inc. (NYSE) and therefore allowable in the Company's net capital computation. The liabilities each have three-year terms, automatic annual rollover provisions and consisted of the following at December 31, 2001:

| | |
|---|---|
| Due May 31, 2003 | $ 300,000,000 |
| Due May 31, 2003 | 100,000,000 |
| Due September 15, 2003 | 75,000,000 |
| | $ 475,000,000 |

The Company's borrowings bear interest at rates based on the London Interbank Offered Rate or federal funds rates. At December 31, 2001, the weighted average interest rate on borrowings was 2.03 percent. At December 31, 2001, no formal compensating balance agreements existed, and the Company was in compliance with all debt covenants related to these facilities.

## 6. Commitments and Contingent Liabilities

The Company leases office space and equipment under various noncancelable leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments. Aggregate minimum lease commitments under operating leases and various other contractual commitments as of December 31, 2001 are as follows:

**Years Ending December 31,**

| | |
|---|---|
| 2002 | $ 26,282,000 |
| 2003 | 24,032,000 |
| 2004 | 21,523,000 |
| 2005 | 18,233,000 |
| 2006 | 14,388,000 |
| Thereafter | 103,124,000 |
| | $ 207,582,000 |

In the normal course of business, the Company enters into underwriting and other commitments. The ultimate settlement of such transactions open at year-end is not expected to have a material effect on the financial statements of the Company.

The Company is involved in various lawsuits or arbitrations or threatened lawsuits or arbitrations and regulatory inquiries related to its securities business. Management of the Company, after consultation with counsel, believes that the resolution of these various lawsuits, arbitrations, claims, and regulatory inquiries will have no material adverse effect on the financial statements.

## 7. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company may utilize financial futures contracts primarily to hedge fixed income inventories against market interest rate fluctuations. Such contracts are subject to the same controls as trading securities owned for the Company's account and are not entered into for speculative purposes. Contracts are marked to market with gains or losses recorded in trading profits. For the year ended December 31, 2001, these contracts were not material to the Company's financial statements.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company controls this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under resale, securities borrow and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2001, the Company obtained securities with a fair value of approximately $876,000,000 on such terms, $109,923,248 of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance-sheet market risk in the event that prices increase, as the Company may be obligated to acquire the securities at market prices in excess of the values recorded.

**Concentrations of Credit Risk**

The Company provides investment, financing, and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions.

As of December 31, 2001, the Company did not have significant concentrations of credit risk with any one single or group of customers or counterparties.

## 8. Transactions with Affiliates

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. These transactions could be charges or reimbursements to the Company and include fees for referrals, fees for the underwriting and selling of affiliated mutual funds, financing costs, royalty fees for the use of USB's name, and some costs for occupancy and general administrative services.

Short-term financing from affiliates represents borrowings from USBNA and USB which are primarily used to finance the Company's trading and margin loan activity. Short-term borrowings from USBNA are collateralized by trading securities and customers' margin securities, and short-term borrowings from USB are unsecured. Additionally, the Company has subordinated debt agreements with its Parent which are allowable in the Company's net capital computation. The Company pays interest on these borrowings at interest rates based on the London Interbank Offered Rate or federal funds rates. See Note 5 for additional information.

## 9. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission and the net capital rule of the NYSE. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $1,500,000 or 2 percent of aggregate debit balances arising from customer transactions. The NYSE may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital. The Company is also registered with the Commodity Futures Trading Commission (CFTC) and therefore is subject to the CFTC regulations.

At December 31, 2001, net capital under the Rule was $135,078,894, or 19.7 percent of aggregate debit balances, and $121,347,397 in excess of the minimum required net capital.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and regulatory bodies.

## 10. Employee Benefit Plans and Stock Based Compensation

Substantially all of the Company's employees are eligible to participate in USB employee benefit plans.

The Company participates in the cash balance pension plan of USB covering substantially all employees. Pension benefits are based on years of service and employees' compensation while employed with the Company. Employees are fully vested after five years of service.

As a result of the Firstar merger, and the consolidation of the benefit plan structures, effective January 1, 2002, a participant's future retirement benefits are based on a participant's highest five year average annual compensation during his or her last 10 years before retirement or termination from the Company. Under the previous cash balance pension benefit structure the participant's earned retirement benefits were based on their average compensation over their career. Plan assets primarily consist of various equity mutual funds, listed stocks and other miscellaneous assets.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to retired employees through post-retirement benefit plans offered by USB. Generally, all employees may become eligible for retiree health care benefits by meeting defined age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

The Company also participates in a USB defined contribution retirement savings plan, which allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company, up to the first four percent of an employee's compensation. Although the Company's matching contribution vests immediately, a participant must be employed on December 31st to receive that year's matching contribution. All of the Company's matching contributions are invested in USB common stock. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its employee stock incentive and purchase plans. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized at the grant date. Certain of the Company's employees have the option to participate in the stock incentive plans offered by USB, which include incentive stock options, restricted stock, and other stock-based awards at or above 100 percent of the market price at the date of grant. Options granted under the plan are generally exercisable up to ten years from the date of grant and vest over three to five years.

The following table summarizes USB stock options outstanding at December 31, 2001. The December 31, 2000 amounts have been converted into 1.265 shares of USB stock reflecting the terms of the Firstar and USBM merger:

| | Options Outstanding | Weighted Average Exercise Price Per Share | Restricted Shares Outstanding |
|---|---|---|---|
| December 31, 2000 | 18,041,960 | $22.62 | 2,277,106 |
| Granted: | | | |
| Stock options | 3,937,315 | $23.29 | - |
| Restricted stock | - | - | 474,271 |
| Exercised | 1,776,404 | $22.95 | - |
| Canceled/vested | 1,066,451 | $24.71 | 1,750,871 |
| December 31, 2001 | 19,136,420 | $23.28 | 1,000,506 |

Additional information regarding options outstanding as of December 31, 2001, is as follows:

| | Options Outstanding | | | Exercisable Options | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| $9.12-$10.00 | 145,990 | 3.0 | $9.21 | 145,990 | $9.21 |
| $10.01-$20.00 | 4,944,443 | 7.8 | $16.80 | 4,823,808 | $16.77 |
| $20.01-$30.00 | 13,838,660 | 7.4 | $25.61 | 6,863,558 | $26.49 |
| $30.01-$35.72 | 207,327 | 5.0 | $32.12 | 192,147 | $32.20 |
| | 19,136,420 | 7.4 | $23.28 | 12,025,503 | $22.47 |

In conjunction with the acquisition of the Company by USB, certain of the Company's employees participated in a key employee incentive plan consisting of deferred cash and restricted shares of U.S. Bancorp common stock. The plan was subject to a three year vesting period which ended in April, 2001.

## 11. Income Taxes

The Company files a consolidated federal income tax return with USB and its affiliates. For state tax purposes, the Company files unitary state tax returns with USB and its affiliates or separate Company tax returns depending on state statute. Payments are made to USB each quarter for federal and state income taxes computed on pretax book income using the consolidated effective tax rate. Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities. Adjustments to deferred tax assets and liabilities are periodically settled with USB.

The net deferred tax asset included in other assets in the statement of financial condition as of December 31, 2001, consists of the following items:

| | |
|---|---|
| Deferred tax assets: | |
| Accruals not currently deductible | $ 12,152,757 |
| Purchase accounting adjustments | 8,862,679 |
| Pension | 29,057,848 |
| Deferred compensation | 17,957,126 |
| Other, including mark-to-market accounting and depreciation | 2,017,562 |
| | 70,047,972 |
| Deferred tax liabilities: | |
| Partnership investments | 12,768,068 |
| Other, including mark-to-market accounting and prepaid expenses | 3,212,720 |
| | 15,980,788 |
| Net deferred tax asset | $ 54,067,184 |

The Company has reviewed the components of the deferred tax assets and has determined it is more likely than not that they will be realized.


PRICEWATERHOUSECOOPERS

# U.S. Bancorp
# Piper Jaffray Inc.
Statement of Financial Condition
December 31, 2001